Exhibit 99.1

St. John's, NL – December 23, 2024

FORTIS INC. ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced changes to its Board of Directors. The Board has accepted Ms. Lisa Crutchfield’s resignation as a director of the Corporation effective December 31, 2024, and appointed Gregory Knight to fill the vacancy effective January 1, 2025.

"It has been a privilege to serve on the Fortis Board of Directors and I wish the management team and Board much continued success in the future," said Ms. Crutchfield.

Mr. Knight has extensive executive utility experience, most recently as the Executive Vice President, Customer Transformation and Business Services with CenterPoint Energy, Inc., and the Chief Customer Officer with National Grid USA Service Company, Inc.

"We are thrilled to have Gregg join our Board. His extensive experience in our sector, particularly in customer-focused leadership roles, will further strengthen the quality of our leading board practices," said Jo Mark Zurel, Chair of the Board of Fortis. "We wish Lisa the best of luck in her future endeavours."

The Board and Fortis thank Ms. Crutchfield for her service and look forward to working with Mr. Knight.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2023 revenue of $12 billion and total assets of $70 billion as at September 30, 2024. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com